06006610

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-48007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USF Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd., Suite 1075
(No. and Street)

Sugar Land	TX	77478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette (281) 491-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper and Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 0 6 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk 6/5

OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~USF Securities, L.P.~~, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M. JENSEN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 18, 2008

Notary Public

Signature

~~CFO, FINOP~~
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USF SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Partners
USF Securities, L.P.
Houston, Texas

We have audited the accompanying balance sheet of USF Securities, L.P. (formerly U.S. Fiduciary Securities, Inc.) as of December 31, 2005, and the related statement of operations, changes in stockholder's equity/partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USF Securities, L.P. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 17, 2006

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$ 96,597
Deposits with clearing agent (cash equivalents)	100,000
Receivable from carrying broker	8,015
Receivables from related parties	27,349
Receivables from employees	7,492
Income tax receivable	47,694
Prepaid expenses	5,628
TOTAL ASSETS	$ 292,775

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accounts payable	$ 40,812
Payable to related party	2,437
Commissions payable	42,052
TOTAL LIABILITIES	85,301
PARTNERS' CAPITAL	207,474
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 292,775

The accompanying notes are an integral part of the financial statements.

REVENUES	
Commissions	$ 226,398
Less: Commissions to carrying broker	177,786
Net commission income	48,612
Interest and other income	14,182
TOTAL REVENUES	62,794
EXPENSES	
Salaries and benefits	126,909
Other operating expenses	241,247
TOTAL EXPENSES	368,156
LOSS BEFORE INCOME TAX BENEFIT	(305,362)
Income tax benefit	32,708
NET LOSS	$ (272,654)

The accompanying notes are an integral part of the financial statements.

USF SECURITIES, L.P.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY/PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Limited Partner U.S. Fiduciary, L.P.	General Partner USF GP, LLC	Total
Balance, December 31, 2004	$ 1,000	$ 96,666	$ 207,462	$ -	$ -	$ 305,128
Net loss through May 31, 2005	-	-	(129,174)	-	-	(129,174)
Conversion to limited partnership	(1,000)	(96,666)	(78,288)	175,936	18	-
Contributions	-	-	-	174,983	17	175,000
Net loss after conversion through December 31, 2005	-	-	-	(143,466)	(14)	(143,480)
Balance, December 31, 2005	$ -	$ -	$ -	$ 207,453	$ 21	$ 207,474

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (272,654)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities	
Deposits with clearing agent	(100,000)
Receivable from carrying broker	2,863
Receivable from related parties	(27,349)
Receivable from employees	23,080
Income tax receivable	(47,694)
Prepaid expenses	(3,878)
Other assets	899
Accounts payable	25,375
Commissions payable	4,193
Income tax payable	(12,538)
Payable to related party	(4,979)
Net cash used by operating activities	(412,682)
CASH FLOWS FROM INVESTING ACTIVITIES	
Collection of advances to stockholder	190,000
Cash from sale of investments	97,655
Net cash provided by investing activities	287,655
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	175,000
Net cash provided by financing activities	175,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	49,973
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	46,624
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 96,597
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 6,055
Cash paid during the year for income taxes	$ 15,553

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Effective December 31, 2003, U.S. Fiduciary, L.P. purchased Post Oak Capital Advisors, Inc., and began operating as U.S. Fiduciary Securities, Inc. (The Company). In May 2005 the Company was converted into a limited partnership and changed its name to USF Securities, L.P. (The Partnership) The Partnership is located in Sugar Land, Texas.

Nature of Operations – The Partnership operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Cash Flow Statement – For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Partnership contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Partnership does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Partnership's share of commissions for transactions conducted through the clearing agent.

Income Tax – Prior to conversion to a limited partnership the Company provided deferred income taxes for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The cumulative temporary differences at December 31, 2004 were insignificant and, as a result, deferred taxes were not provided thereon. The provision for income tax benefit differs from the computation at statutory rates as the result of a carryback of net operating losses that were incurred through the date of conversion. After conversion, the Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, thereafter the Partnership does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING BROKER CONTRACT

The Partnership has entered into an agreement for securities clearance services with National Financial Services LLC (NFS). NFS carries and clears the Partnership's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Partnership assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, NFS assumes responsibility for monitoring the Partnership's accounts for compliance.

Other requirements of the agreement are that the Partnership maintain net capital of not less than $100,000 and be a member in good standing of the NASD. NFS also has a lien and security interest in all of the Partnership's property for the repayment of any obligations to NFS. In addition, the Partnership has on deposit with NFS $100,000 to secure its clearing fee liability. The Partnership owed NFS $32,307 in clearing fees at December 31, 2005. The Partnership had a shortfall of $5,528 at December 31, 2005 from the required net capital amount of $100,000. The failure to meet the net capital requirement is a material breach of the clearing agreement, and NFS has the right to terminate the agreement as a result. Termination of the agreement would have a significant impact on the Partnership's ability to conduct business. Management does not believe that NFS will terminate the agreement as a result of the breach.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Partnership must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Partnership's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Partnership's actual capital compared with required capital amounts, and the aggregate indebtedness to net capital ratio as of December 31, 2005.

Net Capital - Actual (Schedule I)	$ 92,036
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 42,036
Aggregate Indebtedness to Net Capital	.58 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2005.

NOTE E PARTNERSHIP AGREEMENT

The Partnership was formed May 1, 2005. The general partner of the Partnership is USF GP, LLC, and the limited partner is U. S. Fiduciary, L.P.

NOTE E PARTNERSHIP AGREEMENT (Continued)

The general partner has an ownership interest of .01% and the limited partner has a 99.99% interest.

NOTE F RELATED PARTY TRANSACTIONS

The Partnership provides certain services to subsidiaries owned by the limited partner. At December 31, 2005 the Partnership was owed $27,349 for services provided to affiliates. The Partnership charged affiliates $94,276 in service fees in 2005. In addition, the Partnership owed an affiliate $2,437 for services provided to the Partnership.

NOTE G CREDIT RISK

Credit Risk – The Partnership's credit risk results primarily from cash deposits and accounts receivable. The Partnership maintains cash in a deposit account, which at times exceed federally insured limits. It is the Partnership's practice to utilize high net worth institutions to minimize its credit risk. In addition an allowance for doubtful accounts is established on accounts receivable as needed based upon factors surrounding the credit risk of specific customers, historical trends, and other information. At December 31, 2005, in management's opinion no allowance was required.

The Partnership is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Partnership's policy to review the credit standing of each counter party.

TOTOL PARTNERS' CAPITAL	$ 207,474
LESS NONALLOWABLE ASSETS	
Receivables	(90,549)
Other deductions	(5,628)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND EXCESS FIDELITY BOND DEDUCTIBLE	111,297
HAIRCUTS ON DEPOSITS	(261)
EXCESS FIDELITY BOND DEDUCTIBLE	(19,000)
NET CAPITAL	92,036
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 42,036

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2005)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 92,036
NET CAPITAL PER ABOVE	$ 92,036

See independent auditor's report.

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 17, 2006

The Partners
USF Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of USF Securities, L.P. (the Partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control over making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of USF Securities, L.P., for the year ended December 31, 2005, and this report does not affect our report dated February 17, 2006. The Partnership was cross-netting intercompany receivables and payables in determining net capital, which is not allowable, and resulted in a net capital deficiency at August 31, 2005. In addition, the Partnership was counting accounts payable to the clearing firm as an unsecured liability in its calculation of aggregate indebtedness when it was secured by a clearing deposit. These conditions were corrected in October 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas